333-07764

02050644

CIK: 1042797

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RECD S.E.C.
AUG 14 2002
1086

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Report on Form 6-K dated August 14, 2002

Commission File Number 0-29514

Esat Group Limited
(Translation of Registrant's Name Into English)

1 Grand Canal Quay
Dublin 2
Ireland
(Address of Principal Executive Offices)

PROCESSED
AUG 16 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b).)

Enclosure: Release of information to journalists in Ireland (August 9, 2002)

CR

ESAT GROUP LIMITED

Form 6-K

09 August 2002

Grand Canal Quay Plaza
Upper Grand Canal Street
Dublin 4
Ireland

Phone: 353-1-432-5000
Fax: 353-1-432-5800

RELEASE OF INFORMATION TO JOURNALISTS IN IRELAND

In this report, "we", "our", "the Company", "the Group", "Esat Group" and "Esat BT" refer to Esat Group Limited (formerly Esat Telecom Group plc) and its consolidated subsidiaries, except where otherwise stated.

On the 25 July 2002, the following information was released by the Company to journalists in Ireland:

Key hightlights:

	Qtr ended June 30, 2002	Qtr ended March 31, 2002	Qtr ended June 30, 2001
Turnover	€65.3M	€66.5M	€66.6M
Gross Margin	€28.1M	€20.3M	€20.5M
Gross Margin %	43%	30.5%	30.8%
Operating Expenses	€23.2M	€29.1M	€31.6M
EBITDA	€4.9M	(€8.8M)	(€11.1M)

Goodwill:

- FRS 11 review of carrying value of goodwill likely to result in write off of approx €400M goodwill in the final audited numbers for the year ended 31 March 2002.

Gross Margin:

- A credit on interconnect rates of over €4M resulted in a significant reduction in cost of sales.

Operating Expenses

- Restructuring program and review of cost base led to a €6M reduction in operating expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ESAT GROUP LIMITED

By:

Name: HELEN ASHTON 4 NEWGATE STREET SALTAIRE
Title: Company Secretary

Dated: 14 August 2002